Exhibit 99.2

To our Shareholders,

I am happy to address you in my second annual letter to share my insights regarding Evogene's evolving strategy, to summarize some of our key achievements in 2018, particularly with respect to product advancement and collaborations, and to provide our expectations for 2019.

Before I continue to describe these developments, I would like to note that although we are very proud of our achievements and of the world-class company that Evogene now represents, there is an area where we have not been successful – conveying to the investment community the commercial potential of the unique product discovery and development capabilities that now exist at Evogene. It is our expectation that the new corporate strategy, as presented in depth in this letter and the execution of our 2019 workplan will begin to address this shortcoming.

Evogene’s Computational Predictive Biology (CPB) Platform

Central to all our product discovery and development capabilities and achievements is our CPB platform, the result of a decade long, multidisciplinary effort to integrate deeper and predictive understandings of key aspects of biology with the most advanced computational methodologies.  These efforts have been enabled by two parallel revolutions (i) the data revolution - allowing the creation of enormous amounts of biological and chemical data in a cost-effective manner and (ii) the computational processing revolution - allowing the integration and analysis of data with advanced algorithms such as machine learning and other artificial intelligence.

The CPB platform has been designed to provide more accurate results and predictions, using a revolutionary approach for the creation of novel products.  This approach is relevant all the way from discovery through final product development.  It is accomplished by computationally identifying and integrating the critical biological criteria for a successful product upon initiation of a program.  This enables the CPB platform to first predict the most relevant candidates from our comprehensive databases to begin the candidate selection, validation and product development process, and thereafter to guide the process. The ability to make and evaluate candidate selection and prioritization according to these criteria upon the initiation of a program, significantly increases the probability of successful product development while decreasing time and cost.

Evogene’s Areas of Focus

To maximize corporate value, we select the most appropriate markets to focus on, based on meeting a number of criteria, primarily: (i) market size, (ii) a well-recognized unmet need for next-generation products, (iii) an understanding of the scientific or technical road-blocks that prevent others from developing next-generation products, and most importantly, (iv) the expectation that our CPB platform and unique methodology provide a significant competitive advantage in addressing these roadblocks.

Currently, Evogene’s areas of focus address three general fields: agriculture, human health and life-science based industrial applications.

In the field of agriculture, we have three specific market-focused operating units:

•	AgPlenus is our ag-chemicals subsidiary, focusing on the development of novel herbicides and insecticides.

•	Lavie Bio, our ag-biologicals subsidiary, focusing on bio-stimulants and bio-pesticides.

•	Ag-Seeds division, focusing on improving seed traits through genomics, utilizing GMO and non-GMO approaches, and focuses on yield & abiotic stress, disease resistance and insect control seed traits.

In the human health field, we have our subsidiary Biomica, with the mission of developing therapeutics based on microbes and small molecules in the areas of immuno-oncology, multi drug resistant organisms and GI related disorders.

In the broad field of life-science based industrial markets, our initial activity is our subsidiary Evofuel, which is making significant progress in developing the first fully integrated supply solution within the rapidly growing field of castor oil based industries.

Corporate structure evolution - as means to value recognition

As we greatly expanded our areas of activity in recent years, we recognized that a traditional corporate structure would not be the most efficient and productive framework for gaining maximum and timely values from this on-going multi-market, leveraging of our CPB based capabilities.

Therefore, we are now operating with a structure consisting of: Evogene as a technology hub, which is responsible for both maintaining and expanding the CPB platform and providing R&D services; and a growing group of divisions and subsidiaries that benefit from the CPB platform’s unique capabilities.

The main trigger in converting market-focused divisions to subsidiaries is Evogene's belief that this structure provides more value to Evogene shareholders as a standalone company with access to the CPB rather than as an internal division. This will allow the new company to pursue its individual mission and meet the following objectives:

(i)	Advance its product development and pipeline;

(ii)	Establish its “go-to-market” via direct sales or through existing and new collaborations; and

(iii)	Secure additional financial resources, if and when required.

Select Achievements During 2018

Product Development

•
AgPlenus (formerly Ag-Chemicals division) – In its novel Mode-of-Action herbicide program, herbicidal effectiveness was demonstrated in early 2018 and later in the year we announced reaching biological proof of a new Mode-of-Action.

•	Lavie Bio (formerly Ag-Biologicals division):

o	In the corn bio-stimulant program, positive 2nd year field results were achieved.

o	In the wheat bio-stimulant program we announced phase advancement following positive results.

•	Ag-Seeds division - Insect control genes demonstrated effectiveness against insects with resistance to current solutions, indicating new Modes-of-Action.

•	Biomica announced its focus on the following areas of therapeutics: immuno-oncology, multi drug resistant organisms and GI related disorders.

•
Evofuel and an agricultural equipment manufacturer, Fantini, announced a breakthrough in mechanical harvesting for castor bean, which has been a major bottleneck in the commercialization of the castor bean crop.

New Collaborations

•	AgPlenus entered a multiyear collaboration with BASF for the development of novel insecticides.

•	The Ag-Seeds division entered collaborations with:

o	IMAmt, a leading developer and marketer of cotton seeds, in the field of insect control traits in cotton.

o	TMG, a leading plant breeder, to develop nematode resistant soybean through genome editing.

Looking forward to 2019

As stated at the beginning of this letter, we are very proud of our continuing achievements and of the world-class company that Evogene now represents.  Looking forward, we expect 2019 to be a pivotal year, as we further develop our product pipelines and continue to evolve our organization. It is our expectation that the achievements with respect to the group’s internal pipelines, existing and new collaborative activities, and continued evolution of our corporate structure, will better convey the commercial potential of Evogene to the investment community.

Being more specific with respect to the group's internal pipeline, during 2019, some of our expectations include:

•	AgPlenus - reaching an initial Lead in our novel MoA herbicide product program, and discovery of novel molecules (Hits) for insecticides.

•	Lavie Bio - optimization and development of formulation and fermentation capabilities; examining performance of lead candidates in field trials in target locations mainly in the USA.

•	Ag-Seeds division - insect control toxins are expected to undergo validation in target crops.

•	Biomica - to enter pre-clinical studies in its immuno-oncology program.

•	Evofuel - to advance to commercial scale field trials in target locations, Argentina and Brazil, with full mechanized harvesting.

With respect to new collaborations, there will be an increased focus on strategic relationships for joint product development.

Last but not least, as part of our evolving corporate structure, each of the subsidiaries should secure additional financial resources, if and when required.

In addition, Evogene will continue to examine new areas, in which it can create additional value in a relatively short time.

We appreciate the support of our loyal shareholders and their continuing confidence in the Company. We believe that we have created substantial assets and expect 2019 to highlight their true value.

Sincerely,

Ofer Haviv
President and Chief Executive Officer

Forward Looking Statements

This letter contains ”forward-looking statements” relating to future events. These statements may be identified by words such as “expect”, “believe”, ”may”, ”could”, “should”, ”intend”, “anticipate”, “plan”,  “scheduled”, “estimate” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.